Megan N. Gates| 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 14, 2007

Via Edgar and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.E.
Washington, DC 20549
Attn: Gregory S. Belliston, Esq.

Re:	Alteon Inc. Preliminary Proxy Statement on Schedule 14A, Amendment 1 Filed: June 4, 2007 File No. 1-16043

Ladies and Gentlemen:

On behalf of Alteon Inc. (“Alteon” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a second revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which revises the Revised Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on June 4, 2007 (the “Initial Proxy Statement”).

The Proxy Statement is being filed in response to comments contained in the letter dated June 11, 2007 from Jeffrey Riedler, Assistant Director of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance, to Noah Berkowitz, M.D., Ph.D., the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Proxy Statement.

We are delivering one courtesy copy of the Proxy Statement, marked to show the changes effected to the Initial Proxy Statement, and one courtesy copy of this letter, to each of Jeffrey Riedler and Gregory Belliston of the Commission.

SCHEDULE 14A

General

Comment 1:    Please include, either directly or through incorporation by reference, the disclosure required by Item 13 of Schedule 14A for the quarter ended March 31, 2007. Also, please confirm that you intend to deliver the Form 10-Q to shareholders, and disclose you will deliver it with the proxy statement and the Form 10-K.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 14, 2007

Response 1:    The Company has revised the disclosure on pages iii and 48 of the Proxy Statement to provide the disclosure requested in this comment.

Questions and Answers About the Financing and the Annual Meeting, page iii

Q: Why are we seeking approval for the issuance of Series B Preferred Stock? page iii

Comment 2:    We note the revisions pursuant to comment 5, and we reissue the comment in part. Please identify the natural persons who beneficially own the shares held by Atticus Global Advisors, Ltd.

Response 2:    The Company has revised the disclosure on page iv of the Proxy Statement to provide the disclosure requested in this comment.

Use of Proceeds, page 33

Comment 3:    We note the revisions pursuant to comment 31, and we reissue the comment in part. You now state uses for $12 million out of the total $25 million expected proceeds. Please state the approximate amount you anticipate spending on the uses listed in the third bullet point.

Response 3:    The Company has revised the disclosure on page 33 of the Proxy Statement to provide the disclosure requested in this comment.

Proposal 6, page 39

Comment 4:    We note the revisions pursuant to comment 36. The “Current Indemnification Provisions” contain provisions regarding the board’s ability to adopt indemnification-related bylaws, the board’s ability to purchase and maintain insurance, and the types of acts for which directors can be held liable. The “Proposed Indemnification Provisions” contain a provision regarding the company’s ability to maintain insurance, but they are silent on the board’s ability to adopt indemnification-related bylaws and on the types of acts for which directors may be held liable. Please state the position the company plans to take on these two issues.

Response 4:    The Company has revised the disclosure on page 39 of the Proxy Statement to provide the disclosure requested in this comment.

Proposals 8 and 9, page 41

Principal Effects of the Reverse Stock Split, page 43

Comment 5:    We note that in response to comment 39, you disclose, [i]t is possible that we would have the ability to deregister our common stock from registration under the Exchange Act if the number of our stockholders after the reverse stock split were to fall below 300. We do not have any current intention to take steps to deregister our common stock from registration under the Exchange Act.” Please clarify whether the reverse split alone will cause the number of shareholders to drop below 300, or whether additional trading would need to take place for this to happen. We may have further comments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 14, 2007

Response 5:    The Company has revised the disclosure on page 43 of the Proxy Statement to provide the disclosure requested in this comment.

We hope that the above responses and the related revisions to the Proxy Statement will be acceptable to the Staff. We thank you for your time and attention. Please do not hesitate to call the undersigned or Bill Whelan at (617) 542-6000 with any questions regarding the Proxy Statement or this letter and kindly fax a copy of any written comments to the following parties:

William T. Whelan Megan N. Gates Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Noah Berkowitz, M.D., Ph.D Alteon Inc. 221 W. Grand Avenue Suite 200 Montvale, NJ 07645 (201) 818-5860 FAX: (201) 934-8880

Thank you for your assistance.
Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:   Securities and Exchange Commission
Jeffrey Riedler
Gregory S. Belliston

    Alteon Inc.
Noah Berkowitz, M.D., PhD.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
Evan M. Bienstock